Hudson's Grill International, Inc.
16970 Dallas Parkway
Suite 402
Dallas, Texas 75248-1928

For Immediate Release
Contact: Robert Fischer
Telephone: 214-361-7301
e-mail: getinfo@hudsonsgrill.com

Hudson's Grill Changes Certifying Accountants

Monday, July 23, 2001

Dallas, TX – Hudson's Grill International, Inc., based in Dallas, Texas, announced today that it had changed its certifying accountants. Beginning July 17, 2001, Hudson's new certifying accountants will be Hein + Associates LLP, who have offices in Dallas, Texas. They will be taking over the company's auditing responsibilities from King Griffin & Adamson P.C. ("KGA"). The change was approved by the company's board of directors and was not the result of any disagreements with KGA. Likewise, it was not the result of any negative advice or information provided by KGA. The decision was based on the estimated fees to do the company's accounting work, which were recently submitted to the company by Hein and KGA. Hein had been the company's certifying accountants prior to being replaced by KGA in February 2001.

Hudson's Grill International is a public company; the company's class A common shares are currently being quoted and traded over the counter on the bulletin board under the NASD symbol HGII.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

"This press release may contain forward looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statement are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in the Company's filings with the SEC."